Exhibit (a)(1)(F)

E-MAIL CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL FORM

This e-mail confirms our receipt of your Notice of Withdrawal rejecting AMN Healthcare Services, Inc.’s (the “Company”) Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for Replacement Restricted Stock Units, dated November 6, 2009 (the “Offer”), and nullifying your previously submitted Election Form. Please note that the Notice of Withdrawal completely withdraws you from participation in the Offer and cannot be used to make changes to your previously submitted Election Form other than complete withdrawal from participation in the Offer. If you would like to change your election with respect to particular Eligible Awards only, you must submit a new Election Form with respect to the Eligible Awards that you would like to tender in the Offer at any time prior to 5:00 p.m. Pacific Standard Time on December 10, 2009, or if the Company extends the Offer, before 5 p.m. Pacific Standard Time on the extended Expiration Date. Election Forms must be completed according to the instructions set forth therein. Defined terms not explicitly defined herein shall have the same definitions as in the Offer.

You may e-mail questions about the Offer to equityadministrator@amnhealthcare.com or call (858) 509-3588. Please note that the Company cannot and will not advise any holders of Eligible Awards as to their decision to participate or not to participate in the Offer.